

July 31, 2007

Mr. William E. McKechnie
Chief Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re: Xtra-Gold Resources Corp.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed July 10, 2007**
> **File No. 333-139037**

Dear Mr. McKechnie:

We have reviewed your filing and response letter dated July 10, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form SB-2

General

1.   Please continue to monitor the need to update your financial statements.

2.   Please file updated consents from your independent registered public accountant.

Statement of Operations Data, page 6

3.   We note that you refer to historical experience generating revenue throughout your document. We also note that your table on page six reports revenue earned of $391,400 for the three months ended March 31, 2007. Please revise your

document to remove all references to revenue earned and discuss income earned
during the development stage. Please also include a discussion as to the nature of
this income and whether or not you expect historical income earned during the
development stage to be an indicator of your ability to generate like income at
similar levels in the future. Finally, revise your table on page six to be consistent
with the classification reported on your statement of operations on page F-3.

Note 4. Acquisitions, page F-39

4.   We have reviewed your response to prior comment number four. Based on the
information provided, please provide us with an analysis of your accounting for
this transaction using fair value, based on the fair value of the consideration
exchanged, your common stock. Please include in your response the difference in
the share price based on your use of the assets fair value and that of your trading
price and cash sales of your stock during that time frame.

We note that the cost of the acquisition of $8,495,387 was based on the fair value
of the net assets acquired and primarily allocated to Mineral Property. This
appears to result in a share price on this transaction of $3.15 per share. We note
from your previously disclose market information that the shares were trading in
the $0.58 to $0.63 range during the fourth quarter of 2004. We also noted that
you cash sales of shares in early 2004 and mid 2005 for $0.35 to $0.55. The
majority of these sales occurred in March and May of 2004 at $0.35 per share.
We may have further comments.

Engineering Comments

General

5.   We have received the supplemental report as prepared by John Rae in March
2006 and the subsequent update of June 2007. These reports were prepared to
update the Minproc Engineers Pty Ltd feasibility reports of 1989 and 1991. As
these updated supplemental reports indicate on page 36, a detailed assessment of
capital and operating costs is well beyond the scope of the evaluation. A further
review of the information also indicates the cost documents are more appropriate
for a scoping study used to prepare a preliminary economic assessment rather than
a bankable feasibility study. The cost components of the feasibility study for the
Apapam Concession, while more detailed are not of sufficient quality for
submission to a financial institution as a bankable feasibility study. Absent
updated bankable feasibility studies, a determination your properties contain valid
reserve estimates is not possible.

The information you have provided is sufficient for disclosure as quantity and
quality estimates for non-reserve mineralized material. Mineralized material is
defined as material that has been sufficiently delineated by appropriate drilling

and/or underground sampling at close enough intervals to reasonably assume continuity between the samples within their area of influence. However, this mineralized material has not yet demonstrated economic viability. In this instance you also would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude the economic feasibility through a bankable feasibility study and acceptance by a financial institution. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold. Please remove all reserve estimates and amend your filing.

6.   Without reserves, the only stage permissible for your company is that of the exploration state. Please amend your filing to reflect this status. In doing so, please revise the presentation of your financial statements and footnotes to clearly identify the operations of the registrant as being in the exploration stage.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        J. Wynn
        G. Schuler

        <u>via facsimile</u>
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612